EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

<u>EXPRESSJET REPORTS JULY 2002 PERFORMANCE</u>

HOUSTON, Aug. 1, 2002 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in July 2002 for its Continental Express operating fleet.

During the month, ExpressJet flew 362.7 million revenue passenger miles (RPMs), up 7.8 percent versus July 2001. Capacity increased 8.7 percent to 538.4 million available seat miles (ASMs) in July 2002, compared with July 2001. ExpressJet's load factor declined 0.5 points to 67.4 percent in July 2002 versus July 2001.

Also in July, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. The results compare with a July 2001 controllable completion factor of 99.0 percent.

Other activities at ExpressJet in July included the opening of a new station in Des Moines, Iowa, and the launch of new, nonstop service between Des Moines and both Houston and New York/Newark. ExpressJet took delivery of four Embraer regional jets in July to end the month with a total operating fleet of 181 aircraft, including 162 jets.

ExpressJet employs more than 5,300 people and provides Continental Airlines with all of its regional airline capacity at its hub airports in Houston, Cleveland and Newark. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

-more-

PRELIMINARY TRAFFIC RESULTS

JULY	2002	2001	Change
Revenue Passenger Miles (000)	362,678	336,334	7.8 Percent
Available Seat Miles (000)	538,380	495,451	8.7 Percent
Passenger Load Factor	67.4 Percent	67.9 Percent	(0.5) Points

YEAR-TO-DATE	2002	2001	Change
Revenue Passenger Miles (000)	2,200,676	2,001,543	9.9 Percent
Available Seat Miles (000)	3,494,782	3,187,864	9.6 Percent
Passenger Load Factor	63.0 Percent	62.8 Percent	0.2 Points

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